**U.S. SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

**FORM C-AR**

**Buffalo Chip Global Inc.**
(A Delaware Corporation)
1100 Brickell Bay Drive, Suite 66E
Miami, Florida 33131
702-210-9963
https://buffalochipglobal.com

**ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025**

**CIK 0002077788**
**SEC File No. 020-36220**

**DATED: October 19, 2026**

**Annual Report and Delinquency Disclosure**

This Annual Report on Form C-AR is being filed by Buffalo Chip Global Inc. pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. The report was due no later than April 30, 2026. The Company acknowledges that this filing is delinquent. This is the Company first annual report required under Regulation Crowdfunding.

This Form C-AR is an annual report and does not constitute an offer to sell or a solicitation of an offer to buy securities. The information should be read together with the Company prior Form C and Form C/A filings and the financial statements included as Exhibit A.

## ISSUER INFORMATION

| | |
|---|---|
| Name of issuer: | Buffalo Chip Global Inc. |
| Legal form: | Corporation |
| Jurisdiction: | Delaware |
| Date organized: | June 30, 2025 |
| Physical address: | 1100 Brickell Bay Drive, Suite 66E<br>Miami, Florida 33131 |
| Website | https://buffalochipglobal.com |
| Co-issuer | No |
| Current number of employees: | 1 |

## SELECTED FINANCIAL DATA

The Company was organized on June 30, 2025, and therefore has no prior fiscal year comparative period. The following amounts are derived from the accompanying U.S. GAAP financial statements.

| Item | Fiscal year ended 12-31-2025 | Prior fiscal year |
|---|---|---|
| Total assets | $36,159 | Not applicable |
| Cash and cash equivalents | $36,159 | Not applicable |
| Accounts receivable | $0 | Not applicable |
| Short-term debt | $9,596 | Not applicable |
| Long-term debt | $0 | Not applicable |
| Revenue or sales | $0 | Not applicable |
| Cost of goods sold | $0 | Not applicable |
| Taxes paid | $0 | Not applicable |
| Net income or loss | $(677,605) | Not applicable |

## DIRECTORS AND OFFICERS

Mark Advent

| | |
|---|---|
| Current Company positions: | Chief Executive Officer, Chief Financial Officer, Principal Executive Officer, Principal Financial and Accounting Officer, and Sole Director |
| Company service: | June 2025 to present |
| Principal occupation: | Independent real estate and project developer |
| Other employer: | Self-employed |
| Dates: | 1991 to present |
| Responsibilities: | Business development, management oversight, strategy, planning and development, investor relations, sales, and marketing. |

Mr. Advent is a developer with experience in gaming, leisure, entertainment, hospitality, tourism, and real estate projects and the creative force behind the New York New York casino hotel in Las Vegas as well as developer of other large entertainment concepts.

## PRINCIPAL SECURITY HOLDERS

As of December 31, 2025, the Mark Advent Trust, an entity controlled by Mark Advent, held all 3,777,750 outstanding shares of Class B Common Stock. Each Class B share carries 20 votes. Because the outstanding Class C Common Stock is non-voting and no Class A Common Stock was outstanding, the Mark Advent Trust held 100 percent of the Company voting power and Mr. Advent controlled the Company.

## BUSINESS AND ANTICIPATED BUSINESS PLAN

Buffalo Chip Global Inc. was formed to develop and operate entertainment, hospitality, and lifestyle businesses under the Sturgis Buffalo Chip brand. Planned business lines include casino hotels, motorcycle rally events, live music performances, restaurants, festivals, online gaming, and branded retail. The Company obtains its rights to use the brand through a master sublicense agreement with Advent Licensing LLC, an entity controlled by Mark Advent.

During 2025, the Company focused on organization, obtaining the sublicense, raising capital, marketing, and pre-development planning. It had not commenced principal operations and generated no revenue as of December 31, 2025. The first planned project was described in the financial statements as a Buffalo Chip-branded casino hotel and recreational venue at a location in Southern Nevada. As of December 31, 2025, the Company had not acquired or optioned a specific site, entered a definitive development agreement, established a construction schedule, or secured project financing.

The Company recorded $97,788 of Southern Nevada Project costs during 2025, including $47,408 of master planning and design services and $50,380 of architectural renderings and animations. Because acquisition of a specific property was not probable at year end, the Company expensed those amounts rather than capitalizing them.

## MATERIAL RISK FACTORS

**Substantial doubt about continued operations.** The Company has not generated revenue, incurred a $677,605 net loss during 2025, used $449,763 of cash in operations, and had only $36,159 of cash at year end. Current liabilities exceeded current assets by $201,279. Management concluded that these conditions raise substantial doubt about the Company ability to continue as a going concern, and its financing plans did not alleviate that doubt.

**Additional capital is required.** The Company requires substantial additional capital to pay operating and licensing obligations and to develop any casino, hotel, or entertainment project. Financing may not be available on acceptable terms or at all. Failure to obtain financing could force the Company to delay or abandon projects or cease operations.

**No operating history or revenue.** The Company is an early-stage enterprise with no principal operations or revenue through December 31, 2025. Its business plan remains unproven and depends on estimates, counterparties, permits, financing, and market demand.

**Dependence on the brand license.** The Company business is substantially dependent on a license chain controlled in part by Mr. Advent. The underlying license includes project-development milestones. Failure to satisfy those milestones could result in termination and the loss of the Company ability to operate under the Buffalo Chip brand.

**Related-party conflicts.** The master sublicense is with an entity controlled by Mr. Advent and was not negotiated on an arm-length basis. The Company pays a $350,000 annual sublicense fee and may owe royalties and project-level equity participation. Mr. Advent also controls the Company voting power and can determine matters affecting holders of non-voting Class C Common Stock.

**Project development and regulatory risk.** Casino, hotel, entertainment, and real estate projects require site control, financing, zoning, construction, operating expertise, and gaming and other regulatory approvals. The Company may not secure the proposed site or approvals or complete a project on time or within budget.

**Single-person management.** The Company depends heavily on Mark Advent, who serves in multiple executive and board roles and has other business activities. The loss or unavailability of Mr. Advent could materially impair the Company.

**Dilution and valuation risk.** The Company may issue additional common or preferred stock, options, warrants, or convertible instruments at prices below the Regulation Crowdfunding price. Future issuances may dilute Class C holders. The $16 Regulation Crowdfunding price was determined internally and did not reflect an independent valuation.

**Limited rights and illiquidity.** Class C Common Stock generally has no voting rights. There is no public market for the shares, one may never develop, and transfers are restricted by federal securities laws, the Company governing documents, and potentially gaming laws.

**Reporting and compliance risk.** This Form C-AR is delinquent. Delayed or incomplete filings can expose the Company to regulatory action, impair investor confidence, and restrict its ability to rely on Regulation Crowdfunding until required reports are filed.

**Regulation A financing did not proceed.** The Company Regulation A offering statement was never qualified and was declared abandoned by the SEC on June 22, 2026. The Company cannot rely on the contemplated Regulation A proceeds unless it pursues and qualifies a new offering statement.

For more detailed risk factors, please review the Company’s prior SEC filings at https://www.sec.gov/edgar/browse/?CIK=2077788

## OWNERSHIP AND CAPITAL STRUCTURE

| Class | Authorized | Par value | Voting |
|---|---|---|---|
| Class A Common Stock | 50,000,000 | $0.00001 | 1 vote per share |
| Class B Common Stock | 10,000,000 | $0.00001 | 20 votes per share |

| | | | |
|---|---|---|---|
| Class C Common Stock | 40,000,000 | $0.00001 | No voting rights except as required by law |
| Preferred Stock | 1,000,000 | $0.00001 | Terms may be established when issued |

| **Class** | **Outstanding at 12-31-26** | **Outstanding at Form C-AR** |
|---|---|---|
| Class A Common Stock | 0 | 0 |
| Class B Common Stock | 3,777,750 | 3,777,750 |
| Class C Common Stock | 3,846,289 | 3,921,289 |
| Preferred Stock | 0 | 0 |

Class C shares rank ratably with the other common classes as to dividends and liquidation distributions, subject to any preferred stock rights, but generally have no voting rights. Class C shares convert into Class A shares under specified circumstances, including when no Class B shares remain outstanding or in connection with certain exchange listings. The shares are subject to drag-along provisions and gaming-law restrictions, including possible transfer restrictions or redemption if a holder is unsuitable under applicable gaming requirements.

The Mark Advent Trust control of all Class B voting stock permits Mr. Advent to control the election of directors, amendments, financings, related-party transactions, a sale of the Company, and other matters. Class C holders may experience dilution from future issuances and generally cannot prevent actions approved by the controlling holder.

## MATERIAL INDEBTEDNESS

Since inception, Mark Advent paid certain start-up costs on behalf of the Company. The advances were not subject to a formal agreement, did not bear interest, had no stated maturity or repayment schedule, were payable on demand, and were unsecured. During 2025, Mr. Advent advanced $93,927 and the Company repaid $84,331, leaving $9,596 outstanding as of December 31, 2025.

## EXEMPT OFFERINGS DURING THE PAST THREE YEARS

| **Date** | **Exemption** | **Security** | **Amount sold** | **Use of proceeds** |
|---|---|---|---|---|
| 7-31-25 to 4-30-26 | Reg CF | Class C Common | 4,069 shares for $65,104 | Offering costs and general operating expenses |
| 9-8-25 to present | Reg D | Class C Common | 75,000 shares for $300,000 | Working capital and project development |

## RELATED-PARTY TRANSACTIONS

Founder Advances

Mark Advent advanced $93,927 for Company start-up costs during 2025. The Company repaid $84,331, and $9,596 remained payable on demand at December 31, 2025. The advances were non-interest-bearing and unsecured.

## BRAND LICENSE AND SUBLICENSE ARRANGEMENTS

Buffalo Chip Campground LLC owns the Sturgis Buffalo Chip intellectual property and licensed it to Double Rainbow LLC, an entity owned by Mark Advent. Advent Licensing LLC, another entity controlled by Mr. Advent, is the Company licensor under a Master Sublicense Agreement effective August 1, 2025. The Company is obligated to pay an annual sublicense fee of $350,000, royalties on specified future gross revenues that may be as high as 10 percent, and project-level equity participation under the license framework. The arrangements were not negotiated on an arm-length basis.

For the period from inception through December 31, 2025, the Company recognized $145,833 of sublicense expense. Of that amount, $112,333 was unpaid and included in accrued expenses at year end. No royalties were incurred because the Company had no revenue.

## FOUNDER EQUITY AND CONTROL

The Mark Advent Trust acquired all 3,777,750 outstanding Class B shares, representing 100 percent of voting power at December 31, 2025.

## FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Results of Operations

The Company generated no revenue from inception on June 30, 2025, through December 31, 2025. Operating expenses totaled $677,605, consisting of advertising and marketing expense of $253,301, license fees of $145,833, legal fees of $133,964, general and administrative expense of $94,878, and professional services expense of $49,629. The Company incurred a net loss of $677,605.

### Liquidity and Capital Resources

The Company used $449,763 of cash in operating activities during 2025. Financing activities provided $485,922, consisting principally of equity issuances and related-party advances, net of repayments. The Company ended the year with $36,159 in cash and no other assets, compared with $237,438 in current liabilities. The resulting working capital deficit was $201,279. The Company depends on additional equity, debt, related-party support, and project-level financing. Its annual sublicense fee is $350,000, and development of a casino hotel and entertainment project would require capital substantially exceeding the Company resources. There is no assurance that financing will be obtained or that the Company will commence revenue-generating operations.

### Subsequent Liquidity Event

On April 8, 2026, the Company received $300,000 from the issuance of 75,000 Class C shares to Adventyr I LP at $4 per share.

Material Developments After Fiscal Year End

The Company completed a Regulation Crowdfunding offering and filed a final Form C-U on May 1, 2026, reporting $65,104 in aggregate gross proceeds. The Company held a Regulation D offering in which a $300,000 investment was made on April 8, 2026. The Company planned a Regulation A offering but chose not to pursue it and June 22, 2026, the SEC declared it abandoned because it had remained on file for more than nine months without qualification.

Prior Compliance With Ongoing Reporting

The Company did not file this annual report by the April 30, 2026 deadline. The Company acknowledges that the report is delinquent. This is the Company first required annual report under Regulation Crowdfunding.

Financial Statements

The compiled U.S. GAAP financial statements for the period from June 30, 2025, inception, through December 31, 2025 are included as Exhibit A. The statements were compiled by Alice.CPA LLC and were not audited or reviewed. The accountant expressed no opinion, conclusion, or other assurance.

## PRINCIPAL EXECUTIVE OFFICER CERTIFICATION AND SIGNATURES

I, Mark Advent, certify that the financial statements of Buffalo Chip Global Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Mark Advent
Mark Advent
Chief Executive Officer, Chief Financial Officer and Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding, the issuer certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form C and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

Buffalo Chip Global Inc.
/s/ Mark Advent
Mark Advent
Chief Executive Officer, Chief Financial Officer and Director
Date: October 19, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding, this Form C-AR has been signed by the following person in the capacities and on the date indicated.

Buffalo Chip Global Inc.
/s/ Mark Advent
Mark Advent
Chief Executive Officer, Chief Financial Officer and Director
Date: October 19, 2026

**EXHIBIT A**

Compiled Financial Statements of Buffalo Chip Global Inc. for the period from June 30, 2025, inception, through December 31, 2025, dated October 2, 2026, to be attached in final form.

# Buffalo Chip Global, Inc.

(a Delaware Corporation)

Compiled Financial Statements

(Unaudited)

For the year ended December 31, 2025

Financial Statements

# Buffalo Chip Global, Inc.

Table of Contents

Financial Statements for the year ended December 31, 2025

Alice CPA

**Independent Accountant's Compilation Report**

October 2, 2026

To: Management of Buffalo Chip Global, Inc.
Attn: Mark Advent, Chief Executive Officer
Re: 2025 Financial Statement GAAP Compilation – Buffalo Chip Global, Inc.

**Financial Compilation of the Financial Statements**

Management is responsible for the accompanying financial statements of Buffalo Chip Global, Inc., which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from June 30, 2025 (inception) through December 31, 2025, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.

We have performed a compilation engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

*Alice·CPA LLC*

Alice.CPA LLC
Robbinsville, New Jersey
October 2, 2026

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

**BUFFALO CHIP GLOBAL, INC.**
**BALANCE SHEET**
**As of December 31, 2025**
**(Unaudited)**

| | |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| Cash and cash equivalents | $ 36,159 |
| Total Current Assets | 36,159 |
| **Total Assets** | $ 36,159 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | |
| **Current Liabilities** | |
| Accounts payable | $ 112,378 |
| Accrued expenses | 115,464 |
| Due to related party | 9,596 |
| Total Current Liabilities | 237,438 |
| **Total Liabilities** | 237,438 |
| Commitments and contingencies (Note 8) | |
| **Stockholders' Equity (Deficit)** | |
| Class B Common Stock, $0.00001 par value; 10,000,000 shares authorized; 3,777,750 shares issued and outstanding | 38 |
| Class C Common Stock, $0.00001 par value; 40,000,000 shares authorized; 3,846,289 shares issued and outstanding | 38 |
| Additional paid-in capital | 476,250 |
| Accumulated deficit | (677,605) |
| Total Stockholders' Equity (Deficit) | (201,279) |
| **Total Liabilities and Stockholders' Equity (Deficit)** | $ 36,159 |

These accompanying financial statements have not been audited or reviewed, and no opinion or other form of assurance is expressed thereon.

The accompanying notes are an integral part of these financial statements.

BUFFALO CHIP GLOBAL, INC.
STATEMENT OF OPERATIONS
For the Period from June 30, 2025 (Inception) through December 31, 2025
(Unaudited)

| | |
|---|---|
| Revenues | $ - |
| | |
| Operating Expenses | |
| Advertising and marketing | 253,301 |
| License fees | 145,833 |
| Legal fees | 133,964 |
| General and administrative | 94,878 |
| Professional services | 49,629 |
| Total Operating Expenses | 677,605 |
| | |
| Net Loss | $ (677,605) |

These financial statements have not been audited or reviewed, and no opinion or other form of assurance is expressed thereon.

The accompanying notes are an integral part of these financial statements.

BUFFALO CHIP GLOBAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period from June 30, 2025 (Inception) through December 31, 2025.
(Unaudited)

| | Class B Common Stock | | Class C Common Stock | | Additional Paid in Capital | Accumulated deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Value ($0.00001 Par) | Shares | Value ($0.00001 Par) | | | |
| Balance as of June 30, 2025 (Inception) | - | $ - | - | $ - | $ - | $ - | $ - |
| Issuance of common stock | 3,777,750 | 38 | 3,846,289 | 38 | 499,623 | - | 499,699 |
| Stock offering costs | - | - | - | - | (23,336) | - | (23,336) |
| Discount on capital stock issued | - | - | - | - | (37) | - | (37) |
| Net loss | - | - | - | - | - | (677,605) | (677,605) |
| Balance as of December 31, 2025 | 3,777,750 | $ 38 | 3,846,289 | $ 38 | $ 476,250 | $ (677,605) | $ (201,279) |

These accompanying financial statements have not been audited or reviewed, and no opinion or other form of assurance is expressed thereon.

The accompanying footnotes are an integral part of these financial statements.

BUFFALO CHIP GLOBAL, INC.
STATEMENT OF CASH FLOWS
For the Period from June 30, 2025 (Inception) through December 31, 2025.
(Unaudited)

| | 2025 |
|---|---|
| Cash Flows from Operating Activities | |
| Net Loss | $ (677,605) |
| Changes in operating assets and liabilities: | |
| Accounts payable | 112,378 |
| Accrued expenses | 115,464 |
| Net cash used in operating activities | (449,763) |
| | |
| Cash Flows from Investing Activities | |
| Construction in progress | - |
| Net cash used in investing activities | - |
| | |
| Cash Flows from Financing Activities | |
| Issuance of common stock | 476,326 |
| Advances from related party | 93,928 |
| Repayment of due to related party | (84,331) |
| Net cash provided by financing activities | 485,922 |
| Net change in cash and cash equivalents | 36,159 |
| | |
| Cash and cash equivalents at beginning of period | - |
| Cash and cash equivalents at end of period | $ 36,159 |
| | |
| Supplemental information | |
| Interest paid | - |
| Income taxes paid | - |

The accompanying financial statements have not been audited or reviewed, and no opinion or other form of assurance is expressed thereon.

The accompanying footnotes are an integral part of these financial statements.

# BUFFALO CHIP GLOBAL, INC.
# NOTES TO FINANCIAL STATEMENTS
# FOR THE YEAR ENDED DECEMBER 31, 2025
# (UNAUDITED)

## NOTE 1 – NATURE OF OPERATIONS

Buffalo Chip Global, Inc. (which may be referred to as the "Company," "we," "us," or "our") was incorporated in the State of Delaware on June 30, 2025 (inception). The Company was formed to develop and operate entertainment, hospitality and lifestyle businesses under the Sturgis Buffalo Chip® brand, which it has the right to use under a master sublicense agreement (see Notes 5 and 7). Planned business lines include casino hotels, motorcycle rally events, live music performances, restaurants, festivals and branded retail. The Company's first planned project is a Buffalo Chip-branded casino hotel and recreational venue in Southern Nevada ("The Southern Nevada Project"). The Company's headquarters are in Miami, Florida.

As of December 31, 2025, the Company had not commenced principal operations and had not generated revenue. Activities since inception have consisted primarily of organizing the Company, obtaining the brand sublicense, raising capital through Regulation Crowdfunding ("Reg CF") and Regulation D ("Reg D") offerings, marketing, and pre-development planning for the Southern Nevada Project. The Company is subject to the risks associated with an early-stage company, including its dependence on raising additional capital. See Note 9 regarding the Company's ability to continue as a going concern.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to US GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Fiscal Year-End

The Company's fiscal year ends on December 31. These financial statements cover the period from the Company's inception on June 30, 2025 through December 31, 2025. Because this is the Company's first period of operations, no comparative financial information is presented.

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and judgments include the evaluation of whether pre-development costs meet the criteria for capitalization, the accrual of sublicense fees, the evaluation of commitments and contingencies, and the valuation allowance on deferred tax assets.

### Risks and Uncertainties

The Company has a limited operating history and has not generated revenue. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions, including recession or economic downturn, local competition, changes in consumer taste, and the availability of financing for hospitality and gaming development. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the

BUFFALO CHIP GLOBAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(UNAUDITED)

Company's checking account with JPMorgan Chase Bank, N.A. Cash at December 31, 2025 was $36,159. The Company had no cash equivalents at December 31, 2025.

### Concentration of Credit Risk

The Company maintains its cash with one financial institution. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor. At December 31, 2025, the Company's cash balance did not exceed the FDIC insured limit.

### Pre-Development, Start-Up and Organizational Costs

Costs incurred prior to the acquisition of real estate for a specific project are accounted for in accordance with ASC 970-340, Real Estate – Other Assets and Deferred Costs. Such costs are capitalized only if all of the following conditions are met: (a) the costs are directly identifiable with a specific property; (b) the costs would be capitalized if the property were already acquired; and (c) acquisition of the property, or of an option to acquire the property, is probable, meaning the Company is actively seeking to acquire the property and has the ability to finance or obtain financing for the acquisition. Costs that do not meet these conditions are charged to expense as incurred.

In accordance with ASC 720-15, Start-Up Costs, costs of start-up activities, including organizational costs such as legal fees and costs of incorporation, are expensed as incurred. As of December 31, 2025, no pre-development costs met the criteria for capitalization (see Note 4).

### Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2025. The carrying amounts of cash, accounts payable, accrued expenses and due to related party approximate their fair values due to their short-term nature.

### Revenue Recognition

The Company will recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers, when control of promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue will be recognized by applying the following five steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when, or as, each performance obligation is satisfied. The Company did not generate any revenue for the period from June 30, 2025 (inception) through December 31, 2025.

### Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred in accordance with ASC 720-35, Advertising Costs. The Company does not capitalize advertising and marketing costs. Advertising

and marketing expense for the period from June 30, 2025 (inception) through December 31, 2025 was $253,301.

### Sublicense Fees

Sublicense fees are recognized as expense ratably over the period to which the fees relate. Amounts incurred but unpaid at the balance sheet date are recorded as accrued expenses (see Notes 5 and 7).

### Stock Offering Costs

Incremental costs directly attributable to offerings of the Company's equity securities, such as legal fees, placement agent and funding portal fees, escrow and banking fees and related offering costs, are charged against additional paid-in capital upon completion of the offering. Stock offering costs of $23,336 were charged to additional paid-in capital for the period from June 30, 2025 (inception) through December 31, 2025.

### Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for net operating loss carryforwards, measured using enacted tax rates expected to apply when those differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by the taxing authorities based on the technical merits of the position. Interest and penalties related to income taxes, if any, are recognized as general and administrative expense. The Company had no uncertain tax positions and recognized no interest or penalties for the period ended December 31, 2025.

### Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Related parties include principal owners of the Company, its management, members of the immediate families of principal owners and management, and entities under common control with the Company (see Note 7).

### Subsequent Events

The Company evaluates events and transactions that occur after the balance sheet date for potential recognition or disclosure in accordance with ASC 855, Subsequent Events (see Note 10).

### Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in the ASC. In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires additional disaggregation of income taxes paid and of the rate reconciliation. For entities other than public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2025. Management does not expect the adoption of ASU 2023-09 to have a material effect on the Company's financial statements. Management believes that the other ASUs issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company's financial statements.

## NOTE 3 – INCOME TAXES

The Company is taxed as a C corporation for U.S. federal income tax purposes. No provision for income taxes has been recorded for the period from June 30, 2025 (inception) through December

BUFFALO CHIP GLOBAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(UNAUDITED)

31, 2025 because the Company incurred a net loss and has recorded a full valuation allowance against its net deferred tax assets.

For federal income tax purposes, start-up and organizational costs are generally capitalized and amortized over 180 months under Internal Revenue Code Sections 195 and 248, and net operating losses may be carried forward indefinitely, subject to an annual limitation of 80% of taxable income. The components of the Company's deferred tax assets, computed at the U.S. federal statutory rate of 21%, as of December 31, 2025 were as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Start-up and organizational costs and net operating loss carryforwards | $ 142,297 |
| Less: valuation allowance | (142,297) |
| Net deferred tax assets | $ - |

The Company's effective tax rate of 0% differs from the U.S. federal statutory rate of 21% primarily due to the change in the valuation allowance. Due to the Company's history of losses since inception and the uncertainty regarding its ability to generate future taxable income, management has concluded that it is more likely than not that the deferred tax assets will not be realized and has recorded a full valuation allowance. The Company's income tax return for the period ended December 31, 2025 remains subject to examination by the taxing authorities.

## NOTE 4 – PRE-DEVELOPMENT COSTS – THE SOUTHERN NEVADA PROJECT

The Company has recorded $97,788 of costs in connection with the planned The Southern Nevada Project, consisting of $47,408 of master planning and design services and $50,380 of architectural renderings and animations. Certain of the master planning costs were invoiced on or before the Company's June 30, 2025 inception date and were assumed by the Company.

The Company has entered into a non-binding letter of intent with a Nevada-based casino hotel operator to co-develop the Southern Nevada Project, has completed planning, design, costing and scheduling activities, and is in discussions with senior lenders and other capital providers regarding project financing. As of December 31, 2025, however, no specific site had been acquired or placed under contract or option, no definitive agreement had been executed, no timeline had been established for entering into definitive agreements or commencing construction, and project financing had not been secured.

Because acquisition of a specific property was not probable as of December 31, 2025, the costs did not meet the criteria for capitalization under ASC 970-340 and have been charged to expense. Master planning and design costs of $47,408 are included in professional services, and architectural renderings and animations of $50,380, which are promotional in nature, are included in advertising and marketing expense in the accompanying statement of operations. If the capitalization criteria are met in a future period, qualifying pre-development costs incurred from that point forward will be capitalized; costs previously charged to expense will not be reinstated.

## NOTE 5 – SUBLICENSE FEE

Under the Master Sublicense Agreement with Advent Licensing, LLC, a related party (see Note 7), effective August 1, 2025, the Company is obligated to pay an annual sublicense fee of $350,000 for the right to use the Sturgis Buffalo Chip® brand and associated intellectual property. The sublicense fee is recognized as expense ratably over the period to which it relates.

For the period from June 30, 2025 (inception) through December 31, 2025, the Company recognized $145,833 of sublicense fee expense, representing five months of the annual fee (August through December 2025), which is presented as license fees in the accompanying statement of operations.

BUFFALO CHIP GLOBAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(UNAUDITED)

Of this amount, $112,333 remained unpaid as of December 31, 2025 and is included in accrued expenses.

## NOTE 6 – STOCKHOLDERS' EQUITY (DEFICIT)

Upon incorporation on June 30, 2025, the Company was authorized to issue 1,500 shares of common stock with a par value of $0.01 per share, all of one class. The Company subsequently amended its Certificate of Incorporation to increase and reclassify its authorized shares. As of December 31, 2025, the Company was authorized to issue 101,000,000 shares of capital stock, consisting of the following:

- 50,000,000 shares of Class A Common Stock, par value $0.00001 per share;
- 10,000,000 shares of Class B Common Stock, par value $0.00001 per share;
- 40,000,000 shares of Class C Common Stock, par value $0.00001 per share; and
- 1,000,000 shares of Preferred Stock, par value $0.00001 per share.

As of December 31, 2025, 3,777,750 shares of Class B Common Stock and 3,846,289 shares of Class C Common Stock were issued and outstanding. No shares of Class A Common Stock or Preferred Stock had been issued.

Holders of Class B Common Stock are entitled to twenty votes per share. Class C Common Stock carries no voting rights. No shares of Class A Common Stock have been issued. Under certain circumstances, upon a liquidity event, all outstanding shares of Class B and Class C Common Stock would convert into shares of Class A Common Stock.

### Class B Common Stock

During the period, the Company issued 3,777,750 shares of Class B Common Stock to The Mark Advent Trust, an entity controlled by the Company's founder and Chief Executive Officer, at par value.

### Class C Common Stock

During the period from June 30, 2025 (inception) through December 31, 2025, the Company issued 3,846,289 shares of Class C Common Stock. Of these, 3,733,500 shares were issued to the Company's founding stockholders, and 112,789 shares were issued to investors for aggregate gross cash proceeds of $499,624. Proceeds received in excess of par value were recorded as additional paid-in capital, net of stock offering costs of $23,336.

## NOTE 7 – RELATED PARTY TRANSACTIONS

### Control Relationship and Principal Stockholders

The Mark Advent Trust, an entity controlled by Mark Advent, the Company's founder and Chief Executive Officer, holds all 3,777,750 outstanding shares of Class B Common Stock and no shares of Class C Common Stock. As of December 31, 2025, these shares represented approximately 49.6% of the Company's outstanding common stock and, because Class C Common Stock is non-voting, 100% of the Company's voting power. Accordingly, Mr. Advent controls the Company. Other stockholders holding more than 10% of the Company's outstanding common stock as of December 31, 2025 were Harald Herrmann and the Herrmann Community Property Trust (together, 1,450,000 shares of Class C Common Stock, or approximately 19.0%) and ARC Resorts Pte Ltd (825,000 shares of Class C Common Stock, or approximately 10.8%).

### Due to Related Party – Mark Advent

Since inception, the Company has been funded in part through advances from its founder and Chief Executive Officer, Mark Advent. The advances are not subject to a formal agreement, do not bear interest and have no stated repayment schedule or maturity date; they are therefore considered payable on demand and are classified as a current liability. In July 2025, Mr. Advent paid $93,927 of

start-up costs on behalf of the Company, which were recorded as due to related party. During the period, the Company repaid $84,331 of these advances, resulting in an outstanding balance of $9,596 as of December 31, 2025.

### Brand License and Sublicense Arrangements

The Company's right to use and commercialize the Sturgis Buffalo Chip® brand and associated intellectual property ("IP") across a variety of business ventures, including casino hotels, entertainment events, restaurants, online gaming, festivals and branded retail, is derived through the following structure:

- Buffalo Chip Campground, LLC, the owner of the Sturgis Buffalo Chip® brand, licensed the IP to Double Rainbow, LLC under a License Agreement effective April 3, 2025. The license was negotiated by Mr. Advent, and Double Rainbow, LLC is a Delaware limited liability company wholly owned by Mr. Advent. Buffalo Chip Campground, LLC also holds 750,000 shares of the Company's Class C Common Stock.
- Double Rainbow, LLC licenses the IP to Advent Licensing, LLC, another entity controlled by Mr. Advent.
- The Company receives its rights to use the IP through a Master Sublicense Agreement with Advent Licensing, LLC effective August 1, 2025.

Under the Master Sublicense Agreement, the Company is obligated to pay an annual sublicense fee of $350,000 to Advent Licensing, LLC. For the period from June 30, 2025 (inception) through December 31, 2025, the Company recognized $145,833 of sublicense fee expense, of which $112,333 was unpaid and included in accrued expenses as of December 31, 2025 (see Note 5). The overall licensing framework also provides for royalty payments based on a percentage of gross revenues generated by the various revenue streams associated with use of the IP, at rates that vary by category and may be as high as 10% of gross revenues, and for a 10% equity participation by the licensor in projects operating under the licensed brand, including anti-dilution protections. No royalties were incurred for the period ended December 31, 2025 because the Company had no revenue.

Because the entities in the licensing structure are wholly owned and/or controlled by Mr. Advent, these arrangements are related party transactions and were not negotiated on an arm's-length basis. Their terms may not be reflective of those that would have been obtained from an unrelated third party.

## NOTE 8 – COMMITMENTS AND CONTINGENCIES

### Master Sublicense Agreement

As described in Notes 5 and 7, the Company is obligated to pay an annual sublicense fee of $350,000 and royalties on future gross revenues under the Master Sublicense Agreement. The agreement provides that the Company is the sole party responsible for raising capital to finance any business location operated under the license, and that the licensor has no responsibility or liability for such funding.

### Development Milestones Under the License Agreement

The underlying License Agreement effective April 3, 2025 requires that a first project site be presented to the licensor within 36 months of the effective date, including an active contract offer to secure the land, and that construction commence within 48 months of the effective date. If these milestones are not met, either party may terminate the License Agreement on 120 days' notice. Termination of the License Agreement would affect the Company's rights under the Master Sublicense Agreement and its ability to operate under the licensed brand. As of December 31, 2025, no project site had been secured.

BUFFALO CHIP GLOBAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(UNAUDITED)

### Contingent Hold Fee

Under the License Agreement, a hold fee of $350,000 per 12-month period becomes payable by the licensee, Double Rainbow, LLC, within 30 days after a first tranche of development capital of at least $2.5 million is secured. Because the Company is the party responsible for raising development capital under the Master Sublicense Agreement, securing such capital would trigger this fee. As of December 31, 2025, this condition had not been met and no hold fee has been recognized in the accompanying financial statements.

### Litigation

From time to time, the Company may be involved in legal proceedings arising in the ordinary course of business. As of December 31, 2025, the Company was not involved in, and was not aware of, any pending or threatened litigation.

## NOTE 9 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenue since inception and, for the period from June 30, 2025 (inception) through December 31, 2025, incurred a net loss of $677,605 and used $449,763 of cash in operating activities. As of December 31, 2025, the Company had cash of $36,159, current liabilities of $237,438, a working capital deficit of $201,279 and a stockholders' deficit of $201,279. In addition, the Company is obligated to pay an annual sublicense fee of $350,000 and will require substantial additional capital to develop the Southern Nevada Project. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Management's plans include raising additional capital through Reg CF, Reg D and potentially Regulation A offerings and capital contributions from stockholders, and obtaining project-level financing for the Southern Nevada Project. Subsequent to December 31, 2025, the Company received proceeds of $300,000 from the issuance of Class C Common Stock (see Note 10). There can be no assurance that the Company will be able to obtain sufficient additional financing on acceptable terms, or at all, or achieve profitable operations. Management's plans do not alleviate the substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

## NOTE 10 – SUBSEQUENT EVENTS

### Issuance of Shares

On April 8, 2026, the Company received $300,000 from the issuance of 75,000 shares of Class C Common Stock to Adventyr I LP at a price of $4.00 per share. The shares have a par value of $0.00001 per share.

### Management's Evaluation

Management has evaluated subsequent events through October 2, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment to or disclosure in the financial statements.